[Chapman and Cutler LLP Letterhead]

August 30, 2024

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs Trust (the “Trust” or the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on June 21, 2024 (the “Registration Statement”). The Registration Statement relates to the Innovator U.S. Small Cap Managed Floor ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The staff of the Commission (the “Staff”) reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure. Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Fund.

Response to Comment 1

The Trust acknowledges the Staff’s comment and confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement. Further, the Trust will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – General

The Staff notes that certain information is blank in the Registration Statement. Please ensure that all the disclosures are updated and please provide the Staff with completed drafts as soon as possible, but at least five business days prior to the date of effectiveness of the registration statement.

Response to Comment 2

The Trust confirms that it will endeavor to provide the Staff with completed drafts via supplemental correspondence at least five business days prior to the date of effectiveness of the registration statement.

Comment 3 – General

The Staff requests confirmation that the Fund’s next filing will consist of a full registration statement, including all exhibits.

Response to Comment 3

The Registrant confirms that it will submit a full registration statement in its next filing.

Comment 4 – General

If the Registrant determines to decline a comment, please tell the Staff why, and include a well-reasoned and detailed legal analysis as applicable in support of the Registrant’s views as they apply to the Registration Statements’ facts and circumstances. Please cite to any legal authority that supports such views.

Response to Comment 4

The Registrant confirms it will provide the requested analysis to the extent any comments are declined.

Comment 5 – General

The Staff notes that all comments are global and apply to any similar or identical disclosures.

Response to Comment 5

The Registrant acknowledges all comments are global and that it has addressed the Staff’s comments across the Registration Statement.

Comment 6 – General

The Staff notes there should not be any material differences to the extent that the disclosure is similar or identical across the Trust’s various funds. Please note any differences between the current filings and precedent filings.

Response to Comment 6

The Fund confirms the Registration Statement contains no material differences in disclosure.

Comment 7 – General

Please summarize the Trust’s selective review request with respect to the Fund. Please supplementally provide the accession number, date of filing, date of effectiveness for the Fund and its precedent fund (the “Precedent Fund”) for the Fund’s selective review request. Please indicate any materials differences between the current filing and any similar filings.

Response to Comment 7

The Trust confirms that the registration statement of the Precedent Fund identified in the Trust’s selective review request is materially identical to the Registration Statement, except for the changes in the exposure of the Fund’s portfolio from the Nasdaq-100® Index (“Nasdaq-100”) to the Solactive United States 2000 Index (“U.S. Small Cap Equity Index”) and Russell 2000® Index (“Russell 2000”). The Trust considers the Registration Statement to be substantially similar to that of the Precedent Fund with regard to the description of the Fund, the investment objective, strategy and policies, the risks associated with investment in the Fund and the management of the Fund. Please see below for a summary of the filing information for the Fund and its Precedent Fund.

Fund Information	Precedent Fund Information
Innovator U.S. Small Cap Managed Floor ETF Filing date: June 21, 2024 Post-Effective Amendment No. under 1933 Act: 1202 Accession No.: 0001213900-24-054647	Innovator Nasdaq-100 Managed Floor ETF Filing date: January 24, 2024 Post-Effective Amendment No. under 1933 Act: 1109 Accession No.: 0001213900-24-005828

The disclosure in the Registration Statement has been revised only as necessary to set forth the change in the exposure of the Fund’s portfolio from Nasdaq-100 to the U.S. Small Cap Equity Index and Russell 2000 and to make certain necessary edits to reflect comments from the Staff.

Comment 8 – Fee Table

Please supplementally explain to the Staff why the management fee is blank. The Staff notes the Fund has the same unitary fee structure as the Precedent Fund. Please confirm the unitary management fee will be disclosed and that if the Fund should adopt a Rule 12b-1 Plan, the Registration Statements will be revised accordingly.

Response to Comment 8

The management fee was left blank for this initial filing because the management fee for the Fund was not yet approved by the Board of Trustees. The Fund confirms that the unitary management fee will be disclosed in the next post-effective amendment and that the Registration Statement will be revised as necessary in the event the Fund adopts a Rule 12b-1 Plan.

Comment 9 – Annual Fund Operating Expenses

Please confirm in supplemental correspondence to the Staff that the Distribution and Service (12b-1) Fees caption shows a fee of 0.00% because the Fund has not adopted any related plan and if the Fund should adopt such a plan the Registration Statement will be revised accordingly.

Response to Comment 9

The Trust confirms that the Fund currently has no plan to adopt a Rule 12b-1 Plan and will make such filings and revisions as necessary if such a plan is adopted.

Comment 10 – Principal Investment Strategies and Risks

The Concentration Policy subsection provides that “[t]he Fund will not concentrate (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of identified industries.” Please harmonize the disclosure in the prospectus with the disclosure of the Fund’s concentration policy contained in the Statement of Additional Information (“SAI”) and include attendant risk disclosure. Additionally, in accordance with Rule 35d-1 of the 1940 Act (“Rule 35d-1”), please relocate the Fund’s 80% policy at the beginning of the Principal Investment Strategies section.

Response to Comment 10

The prospectus has been revised in accordance with the Staff’s comment.

Comment 11 – Principal Investment Strategies and Additional Information About the Fund’s Principal Investment Strategies

Please provide the range of the market capitalization of the companies included in the Russell 2000 Index and the date of Index reconstitution.

Response to Comment 11

The prospectus has been revised in accordance with the Staff’s comment.

Comment 12 – performance

Please supplementally disclose to the Staff which broad-based security index the Fund intends to use. Please see Item 4 of Form N-1A.

Response to Comment 12

The Fund intends to use the Russell 3000® Index as its broad-based security index.

Comment 13 – Additional Information About the Fund’s Principal Investment Strategies

With respect to the Fund’s 80% policy under Rule 35d-1, please harmonize the disclosure in this section with the disclosure in the Principal Investment Strategies section.

Response to Comment 13

The prospectus has been revised in accordance with the Staff’s comment.

Comment 14 – Management of the Fund

Please confirm that the next post-effective amendment will include the complete disclosure on Fund portfolio managers required by Items 5 and 10 of Form N-1A.

Response to Comment 14

The Fund confirms that the next post-effective amendment will include the information regarding the Fund’s portfolio managers required by Items 5 and 10 of Form N-1A and that the prospectus has been revised in accordance with the Staff’s comment.

Comment 15 – Statement of Additional Information

Please confirm the disclosure to the “Investment Adviser and Other Service Providers” section in the Fund’s SAI will reflect the required disclosure in response to Item 19(a)(3) of Form N-1A with respect to the compensation of the Fund’s adviser and sub-adviser or explain to the Staff why the disclosure is not required.

Response to Comment 15

The Fund’s SAI has been revised to disclose the method of calculating the advisory fee under both the investment advisory agreement and the investment sub-advisory agreement. Item 19(a)(3)(i) of Form N-1A requires a fund disclose the total dollar amounts “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.” Additionally, Item 19(a)(3)(ii) of Form N-1A requires the disclosure, if applicable, of “any credits that reduced the advisory fee for any of the last three fiscal years.” As the Fund has not yet commenced operations, the Fund has not paid the Adviser under the investment advisory contract, nor have any credits reducing the advisory fee be incurred, and therefore, no such information is available to be disclosed. The Registrant confirms that the information with respect to the compensation of the Fund’s adviser and sub-adviser will be disclosed once such information is available.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren